UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

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ELKCORP
(Name of Subject Company)

ELKCORP
(Name of Person Filing Statement)

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Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

287456107
(CUSIP Number of Class of Securities)

David G. Sisler
Senior Vice President, General Counsel and Secretary
ElkCorp
14911 Quorum Drive, Suite 600
Dallas, Texas 75254
(972) 851-0500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

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WITH COPIES TO:

Mark Gordon, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

   ☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The purpose of this Amendment No. 5 is to amend and supplement Item 4, Item 8 and Item 9 in the Solicitation/Recommendation Statement (the "Statement") on Schedule 14D-9 previously filed by ElkCorp, a Delaware corporation, on January 19, 2007, as amended on January 19, 2007, January 22, 2007, January 23, 2007 and January 30, 2007, in respect of the tender offer commenced on January 18, 2007, by an affiliate of The Carlyle Group, and to add additional exhibits and to revise the Exhibit Index accordingly.

Item 4.	The Solicitation or Recommendation.

(b)(2) Background.

             The discussion set forth in Item 4(b)(2) is hereby amended and supplemented by adding the following new paragraphs at the end thereof:

       On January 30, 2007, the Company received notice that Carlyle had determined not to submit a revised proposal to the Company. As a result of these events, the Company has the right to terminate the Amended Merger Agreement upon payment to an affiliate of Carlyle of a termination fee of $29 million, and thereafter is free to accept the BMCA offer made in the Offer Letter, subject to the Board's final approval to enter into the merger agreement with affiliates of BMCA. If ElkCorp accepts BMCA's offer, BMCA has agreed to reimburse the full amount of this termination fee within one business day of payment by ElkCorp to Carlyle.

       Under ElkCorp's agreement with a shareholder plaintiff in an action pending in a Dallas County Court that the Court later entered as an order, the plaintiff is entitled to two business days' notice of payment of the termination fee. The plaintiff received such notice yesterday, January 30, 2007. On January 31, 2007, the plaintiff notified ElkCorp that the plaintiff was moving for an emergency temporary restraining order prohibiting the payment of the termination fee, which would be heard by the Dallas County Court on February 1, 2007. Additional information about the status of this litigation is provided below under Item 8.

       On January 31, 2007, the Company issued a press release announcing the foregoing, which is included herein as Exhibit (a)(26), and which is incorporated herein by reference. The foregoing description is qualified in its entirety by the full text of the press release.

Item 8.	Additional Information to be Furnished.

The discussion set forth in Item 8(d) is hereby amended and supplemented by adding the following new paragraphs at the end thereof:

(d) Certain Litigation.

       On January 25, 2007, the plaintiffs in the Wetzel matter agreed to dissolve the temporary restraining order entered on January 22, 2007 with the understanding that the tender offer by an affiliate of BMCA would be held open until February 14, 2007, that no action would be taken pursuant to the Rights Agreement to block such tender offer before that date, that no action would be taken concerning the top-up provision of the merger agreement with Carlyle before that date, and that the Company would provide plaintiff with two business days’ notice of any payment of the termination fee under the merger agreement with Carlyle. The parties have also agreed to a schedule for limited discovery and to schedule a hearing on plaintiff’s application for a temporary injunction for February 9, 2007. On January 29, 2007, the Court entered the parties’ agreement to dissolve the temporary restraining order, to set the limited, agreed-upon discovery schedule, and to set a date for any hearing on any application for a temporary injunction as an order. Prior to the conclusion of the limited, scheduled discovery, on January 31, 2007, the plaintiff notified ElkCorp that the plaintiff was moving for an emergency temporary restraining order prohibiting the payment of the termination fee, which would be heard by the Dallas County Court on February 1, 2007.

                     The Company continues to believe that this lawsuit is without merit and intends to defend the action vigorously.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(26)	Press release issued by ElkCorp, dated January 31, 2007 (incorporated by reference to exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 31, 2007)

SIGNATURE

       After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

ELKCORP

By: /s/ Thomas D. Karol

Name: Thomas D. Karol
Title: Chairman of the Board and
Chief Executive Officer

Dated: January 31, 2007

INDEX OF EXHIBITS

Exhibit No.	Description

(a)(26)	Press release issued by ElkCorp, dated January 31, 2007 (incorporated by reference to exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 31, 2007)